

Andy Warhol (b. 1928–1987)



After reviewing nearly 500 other works, we acquired the Painting because works from the "Dollar Sign" series similar to the Painting have outperformed Warhol's broader market by 5.0% on an annualized basis since 1988.

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Initial Offering Price

$722,000

Similar Sales


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Price Appreciation of Similar Works[2]

13.8%

Sharpe Ratio

Andy Warhol	All Art	S&P 500
0.66	0.48	0.55

Investment Overview

Offering Circular	sec.gov/edgar
2021 Auction Sales	significant $348,346,957
Repeat Sales	view

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WHY WE LIKE THIS PAINTING


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- According to ArtFacts, Andy Warhol is the #1 most culturally significant artist, with over 4,200 exhibitions of his work having occurred worldwide.
- The Painting is an excellent example from the artist's "Dollar Sign" series created between 1980 and 1982, which continued Warhol's exploration of American consumerism. The series was first exhibited at the legendary Leo Castelli Gallery in New York.
- As of September 14, 2022, small-scale "Dollar Sign" examples which feature a red palette, similar to the Painting, have achieved prices in excess of $850,000 at auction, including: *Dollar Sign* (1982), which sold for $843,067 in June 2021, and *Dollar Sign* (1982), which sold for $966,771 in September 2018.
- Warhol continues to be one of the most important American artists of the last century. In 2018, the Whitney Museum of American Art organized a highly attended retrospective of the artist's work, which travelled to the San Francisco Museum of Modern Art and the Art Institute of Chicago.
- Our acquisitions team has reviewed nearly 500 examples of work by Andy Warhol from around the world, some of which are priced in excess of $5 million. Of these 500 works, this is the seventh one we have selected to be offered on the Masterworks platform.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$348,346,957	1,586

ANDY
WARHOL

b. 1928–d. 1987, UNITED STATES



$722,000

INITIAL OFFERING

13.8%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic and silkscreen ink on canvas | 10 × 8 in. (25 × 20 cm.)

Andy Warhol is widely regarded as a leading figure of the Pop art movement and is an iconic figure in the timeline of 20th century art history.

The Painting is a vibrant example of Andy Warhol's "Dollar Sign" series, which revisited his earlier "One Dollar Bills" of the 1960s, and represents a continuation of the artist's exploration of American consumerism and the relationship between art and money. Warhol created the "Dollar Sign" works between 1980 and 1982, and first exhibited the paintings at the legendary Leo Castelli Gallery in New York. While the Painting is executed in the smallest format of the series (10 inches by 8 inches), the largest examples measure approximately 90 inches in height by 70 inches in width. Executed in a bold palette of red, yellow, blue and green, the Painting depicts a central, repeated dollar sign, and is based on a marker, pen and ink drawing created by the artist after he failed to appropriate a suitable image from mass media. The Painting's impactful composition emphasizes the dollar sign's seductive visual properties. "American money is very well-designed," Warhol once said. "I like it better than any other kind of money." As of September 14, 2022, small-scale "Dollar Sign" examples which feature a red palette, similar to the Painting have achieved prices in excess of $850,000 at auction. *Dollar Sign* (1982), sold for HKD 6,542,000 ($843,067) at Phillips & Poly, Hong Kong, on June 8th, 2021 and *Dollar Sign* (1982), sold for £730,000 ($966,771) at Sotheby's, London on September 20, 2018. The Painting's subject, palette, and execution make it a commercial and desirable work by Andy Warhol.

In 1964, Warhol moved his studio to a large silver-painted warehouse known simply as "The Factory." The Factory quickly became a New York City hotspot, a scene of lavish parties attended by the city's wealthiest socialites and celebrities. Warhol's paintings of distorted brand images and celebrities have been interpreted as a critique of what he viewed as a culture obsessed with money

AS OF SEPTEMBER 14, 2022, ANDY WARHOL'S AUCTION RECORDS ARE LED BY *SHOT SAGE BLUE MARILYN* (1964), WHICH SOLD FOR $195,040,000 ON MAY 9, 2022 AT CHRISTIE'S NEW YORK, *SILVER CAR CRASH (DOUBLE DISASTER)* (1963), WHICH SOLD FOR $105,445,000 ON NOVEMBER 13, 2013 AT SOTHEBY'S NEW YORK, AND *TRIPLE ELVIS [FERUS TYPE]* (1963), WHICH SOLD FOR $81,925,000 ON NOVEMBER 12, 2014.

and celebrity, while Warhol's own taste for money and fame suggest a life in celebration of the very aspects of American culture that his work satirized. Aside from Andy Warhol's namesake museum in Pittsburgh, the artist's works are included in numerous museum collections around the world, including the Museum of Modern Art and the Metropolitan Museum in New York, and the Tate in London, among others. According to ArtFacts, there have been more than 4,200 exhibitions dedicated to his work worldwide. In 2018, the Whitney Museum of American Art organized a highly attended traveling retrospective of the artist's work, which traveled to the San Francisco Museum of Modern Art and the Art Institute of Chicago. As of September 14, 2022, Andy Warhol's auction records are led by *Shot Sage Blue Marilyn* (1964), which sold for $195,040,000 on May 9, 2022 at Christie's New York, *Silver Car Crash (Double Disaster)* (1963), which sold for $105,445,000 on November 13, 2013 at Sotheby's New York, and *Triple Elvis [Ferus Type]* (1963), which sold for $81,925,000 on November 12, 2014.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$1.2M
$0.9M
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$0.3M
1987
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2005
2008
2010
2013
2016
2018
2021

Andy Warhol (b. 1928, Pennsylvania - d. 1987, New York) was a pioneer of the Pop art movement and is widely regarded as one of the most significant art historical figures of the 20th century. After his graduation from the Carnegie Institute of Technology, now known as Carnegie Mellon University, Warhol moved to New York City and worked as a successful magazine and ad illustrator before he became a leading artist of the 1960s Pop Art movement. Warhol ventured into a wide variety of media, including performance art, filmmaking, video installations and writing, and famously blurred the lines between fine art and mainstream aesthetics. In the late 1950s, Warhol began to devote more attention to painting, and in 1961, he debuted his first "Pop Art" paintings focused on mass-produced imagery sourced from comics and advertisements. Some of Warhol's famous works depict Coca-Cola bottles, vacuum cleaners, hamburgers and other staples of American consumer culture. He also painted celebrity portraits in vivid and garish colors; his most famous subjects include Marilyn Monroe, Elizabeth Taylor, Jackie Kennedy Onassis, Mick Jagger and Mao Zedong. Andy Warhol is also well known for the high values placed on his work, in fact, the artist is among the few who have achieved prices in excess of $100 million for a single work at auction


Campbell's
Tomato
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ANDY WARHOL



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Andy Warhol with the following criteria: canvas paintings executed between 1981 and 1982, that measure approximately 8 inches by 8 inches to 10 inches by 10 inches, and feature dollar signs that to the best of our ability to determine, are executed on a red and/or orange ground. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 13.8% CAGR implied from selected sales occurring from May 4, 1988 to June 8, 2021.

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